WILLIAM H. LASH III
ROBERT J. WUSSLER


October 30, 1996

Werner Seubert
Vice President
Concept Communications, Inc.
650 Massachusetts Avenue, N.W.
Washington, D.C.  20001

Re:  Nostalgia Network, Inc.

Dear Mr. Seubert:

     This letter is in response to your letters dated August 15 and October 31, 1996 regarding your proposed recapitalization of the indebtedness of Nostalgia held by Concept.

     Your proposal to date lacks the necessary detail to enable us to adequately evaluate it. We need clarification regarding the terms of the preferred stock that you propose. For example:
(i) how will accrued interest be treated in any recapitalization;
(ii) under what circumstances will the preferred shares be entitled to anti-dilution protection; (iii) what covenants are specifically envisioned by you; and (iv) what remedies would be available upon default under the preferred? Also, we need an understanding of the various possibilities, or plans, that you envision for Nostalgia. Your letter of October 22 is not helpful.

     We and our advisors are prepared to meet to discuss any proposal presented by with representing Concept that addresses our concerns, as well as Concept's plans that may affect
Nostalgia.  We look forward to hearing from you.

                              Very truly yours,

                              /s/ William H. Lash

                              William H. Lash III

                              /s/ Robert Wussler

                              Robert Wussler


Copies for:    John K. Winkler, III and John D. Carton
               Patricof & Co. Capital Corp.

               Theodore Sonde and Ronald R. Jewell
               Dechert Price & Rhoads